September 10, 2024

Via EDGAR Submission

Ms. Aamira Chaudhry

Mr. Doug Jones

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xponential Fitness, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2024

File No. 001-40638

Dear Ms. Chaudhry and Mr. Jones:

Xponential Fitness, Inc., a Delaware corporation (the “Company”), submits to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) this response to the Staff’s letter, dated August 27, 2024 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 and Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2024 (File No. 001-40638), requesting a response to the Staff’s Comment Letter within ten business days of August 27, 2024.

Pursuant to your email to the Company’s counsel, Gibson, Dunn & Crutcher LLP, dated September 9, 2024, and subject to any further extensions granted by the Staff, we intend to respond to the Comment Letter in a timely manner by September 25, 2024. The Company intends to continue its full cooperation with the Commission in this matter.

Sincerely,

/s/ Rick Zakhar

Vice President of Legal Affairs – Corporate & Securities

cc: John Meloun, Xponential Fitness, Inc.